Camflo International Inc.

1205-789 West Pender Street.

Vancouver, B.C.

V6C 1H2

October 28, 2003

TSX Venture

Symbol - CFF

PRESS RELEASE

SNIPE LAKE UPDATE

Camflo International Inc. (“Camflo”) wishes to announce that testing at Snipe Lake continues on the 3-28-69-17W5 well. The well, which was cased, flowed gas in excess of two million cubic feet per day from each of the two separate drill stem tests in the two Cretaceous zones. Decisions regarding tie-in, are awaiting analysis of final flow and shut-in pressures. Camflo expects further development in this area as the results from this and other wells are analyzed in more detail.

Camflo, with its partners, drilled a 2800-meter well to test the Slave Point formation at   9-29-69-17W5. The well did not find commercial quantities of hydrocarbon and was subsequently abandoned.

By participating in the 3-28 and the 9-29 wells, Camflo has earned a 5% working interest and all rights in 4 sections of land in the area.

Also as a result of grouping an adjacent license with the 3-28 well, Camflo and its partners earned 75% of seven additional sections of land.  Recent land sales in July and August have resulted in Camflo and its partners acquiring three additional sections of mineral rights from the crown. Camflo now participates in 14 sections of land in the Snipe Lake prospect area.

Camflo is a junior oil and gas company with land holdings at Prairie River, Snipe Lake and Alexander areas in Alberta.

For further information, please contact:

Thomas A. Doyle,

Phone: (604) 685-9181

Email camflo@telus.net

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